Ketner Global Investments, Inc.
1100 North University Avenue, Suite 135
Little Rock, Arkansas 72207
1-800-280-8192
www.ketnergi.com

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Ketner Global Investments, Inc.
      Item 4.01/4.02 Form 8-K
      Amendment No. 1
      File No. 0-52569

Mr. Cash,

Per our conversation on November 27th 2007, this correspondence addresses the commissions comments on a letter dated November 19th 2007.

All comments will be addressed and resolved when our new accounting firm has re-audited our 2006 and 2007 financials.  Our previous accounting firm had no disagreements with the audited financial statements for 2005-2006, but they would not opine on the interim financial reports for 2007 because they had not reviewed these reports. Please see exhibit 16 on the amended 8-K filed with the commission on November 15th 2006 which outlines this situation.

As noted in the amended 8-K, item 4.02, Ketner Global Investments states that the interim financial reports for 2007 can not be relied upon for this reason, although we believe all financial reports filed with the commission are accurate.

Ketner Global Investments, Inc. intends to file a new registration statement on Form   SB-2 on or near the last week of January 2008 which will in effect be our 10K for 2007, and will address all interim financial reports for 2007.

Again, thank you for your time and consideration.

Very truly yours,

/s/ James Ketner
James Ketner
President/CEO/Chairman
Ketner Global Investments, Inc.
www.ketnergi.com
1-800-280-8192